
December 19, 2011

Via U.S. Mail
Mr. Jianhua Lv
Chief Executive Officer
SinoCoking Coal and Coke Chemical Industries, Inc.
Kuanggong Road and Tiyu Road, 10th Floor
Chengshi Xin Yong She, Tiyu Road, Xinhua District
Pingdingshan, Henan Province, People's Republic of China 467000

> **Re: SinoCoking Coal and Coke Chemical Industries, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 5, 2011**
> **File No. 333-178325**

Dear Mr. Lv:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

Prospectus' Outside Front Cover Page

1. Provide the information specified by Instruction 7 to General Instruction I.B.6. of Form S-3.

Exhibit 5.1

2. The statements that the opinion of Loeb & Loeb LLP is filed as exhibit 5.2 and that the opinion of Barnett, Bolt, Kirkwood, Long & McBride, P.A. is filed as exhibit 5.1 are

inconsistent with the exhibit numbers of the exhibits in the exhibit table and with the exhibit numbers of the exhibits on the EDGAR system. Please revise.

Exhibit 5.2

3. The statement under 3.a. is an inappropriate qualification and limitation. Please revise.

4. We note the statement "This opinion letter is rendered for the benefit of the Corporation and its securities counsel, Loeb & Loeb LLP, and no other person or entity is entitled to rely on this opinion letter." Since purchasers of the securities in the offering are entitled to rely on the opinion, please revise.

Closing

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that the Securities Act and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

     Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the

Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the registered securities.

You may contact Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729 with any questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via Facsimile
        Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP
        345 Park Avenue
        New York, NY 10154